UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Creci, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-3134775
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

Creci Notes

(Title of each class of securities issued pursuant to Regulation A)

1201 North Market St., Suite 111 Wilmington, Delaware 19801

(Full mailing address of principal executive office)

(302) 202-9150

(Registrant’s telephone number, including area code)

EXPLANATORY NOTE

This semiannual report is field pursuant to Rule 257(b)(3) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement, File No. 024-11772, which was qualified by the Commission on February 4, 2022.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this semiannual report, “the Company,” “our Company,” “us,” “we,” and “our” refer to Creci, Inc.

Forward-Looking Statements

The following information contains forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2022 and for the Six Months Ended June 30, 2020

Operating Results

The Company earns revenues from the difference between the interest rate it pays to its Creci Note noteholders and other lenders, and the interest rate it charges on its credit products to small businesses. The difference, or spread, between the rates will constitute the primary component of the Company’s gross profits, before other direct costs of revenues, such as web site costs, customer support costs, and operating expenses.

Operating expenses represent the cost for the development of our technology, professional fees, marketing, and general and administrative expenses. Since its inception, the Company has focused on developing its various online platforms and tools, getting initial traction with users, and on setting up a compliance framework for Regulation A.

Operating Revenues

To date, the Company has not generated significant revenues from principal operations. During the six-month period ended June 30, 2022, the company generated $4,842 in interest revenue, compared to $9,000 in the six-month period ended June 30, 2021. The decrease was driven by us originating a lower number of loans in the current period.

Operating Expenses

For six-month period ended June 30, 2022, we had operating expenses of $328,268, compared to $ 35,487 for the six-month period ended June 31, 2021. The change was driven by increases in marketing, regulatory, and personnel costs, all related to the marketing of and state-level regulatory compliance for our Regulation A+ offering, and the maintenance and continued development of our website platform where our Creci Notes are offered.

Advertising and promotion expenses increased to $30,365 for the six months ended June 30, 2022 from $1,446 for the comparable period in the prior year, due to our marketing efforts for our Regulation A+ offering that was qualified on February 4, 2022.

Professional services, the bulk of which consist of legal, audit, and technology services, increased to $57,334 from $15,525 for the previous comparable period, due to higher use of these services in support of the qualification of our Regulation A+ offering and in support of our website platform through which our Creci Notes are offered.

General and administrative expenses increased to approximately $144,313 for the six months ended June 30, 2022 from approximately $3,600 for the comparable period in the prior year. The increase was driven by an expansion of our business operations in light of our Regulation A+ offering qualification.

Liquidity and Capital Resources

To date, we have funded our operations through venture capital equity financings and grant awards. As of June 30, 2022, we raised $250,000 through Simple Agreements for Future Equity (“SAFEs”), $677,000 through convertible notes, and earned $88,000 through grant awards. The SAFEs and convertible notes shall convert to preferred stock upon our issuance of preferred stock during a future equity raise at a price to be determined relative to either the percentage discounts or to the valuation caps set by the Company on the SAFEs and the convertible notes, or may convert into either preferred stock, common stock, or a right to receive payment, at the election of the holders, in the event we undergo a change of control transaction or initial public offering prior to an equity financing. The convertible notes have a three-year maturity, require at least $500,000 to be raised during the equity financing to trigger conversion, and at the election of the holders may convert to preferred stock in the event we do not reach the $500,000 threshold or do not raise an equity round prior to maturity.

We expect to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan through one or more equity financings. If those funds are insufficient to satisfy our liquidity requirements, we intend to seek additional equity or debt financings. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern, our management has raised substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited consolidated financial statements for the period from January 1, 2021 to December 31, 2021.

We have an accumulated deficit at June 30, 2022 of approximately $888,599. We expect to incur substantial expenses and generate continued operating losses until we generate gross profits sufficient to cover our operating expenses. At June 30, 2022, the Company had cash on hand of approximately $59,068, loans receivables of $92,514, and accounts receivable of $51,994 from a related party.

Cash Flows from Operating Activities

Cash used in operating activities was approximately $204,197 during the six months ended June 30, 2022. The Company used approximately $43,053 in cash flows from operations during the comparable period in the prior year. The cash flows used in operations were for increased expenses related to business expansion, as discussed above.

Cash Flows from Investing Activities

Cash used in investing activities was $16,569 during the six months ended June 30, 2022, which was an increase from ($183,150) for the comparable period in the prior year. The cash used in investing activities was for making small business loans and software development.

Cash Flows from Financing Activities

Cash provided by financing activities decreased to approximately $35,000 during the six months ended June 30, 2022 from approximately $265,000 for the comparable period in the prior year. The cash provided by financing activities originated from the issuance of convertible notes and the net borrowings on notes payable.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of consolidated financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s semiannual report for the six-month period ended June 30, 2022 filed with its Form 1-SA. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ended December 31, 2022 or for future periods.

Creci, Inc.

Unaudited Consolidated Financial Statements as of and for the Six-Month Periods Ended

June 30, 2022 and for June 30, 2021 and as of and for the Year Ended December 31, 2021

Creci Inc.

Balance Sheets
as of June 30, 2022 and December 31, 2021
(Unaudited)

	June 30, 2022	December 31, 2021
ASSETS
Current Assets
Cash	59,068	211,744
Prepaid Expenses	199	1,738
Accounts Receivable - Related Party	51,994	51,714
Loans Receivable	92,514	123,552
Allowance for Loan Losses	(44,034)	(34,899)
Accrued Interest Receivable - Related Party	-	3,000
Other Accounts Receivable	1,777	1,777
Grant Receivable	-	-
Total Current Assets	161,518	358,626
Fixed Assets
Software Development Costs	47,481	43,603
Accumulated Amortization	(21,132)	(16,844)
Total Fixed Assets	26,349	26,759
Other Assets
Loans Receivable - Related Party	-	-
Intangibles	55,677	66,822
Total Other Assets	55,677	66,822
TOTAL ASSETS	$243,544	$452,207

LIABILITIES AND SHAREHOLDER’S DEFICIT
Liabilities
Current Liabilities
Accrued Payable and Accrued Liabilities	194,922	68,744
Total Current Liabilities	194,922	68,744
Long-Term Liabilities
Convertible Notes	677,000	652,000
Contingent Obligations to Issue Future Equity (“SAFEs”) - Related Parties	260,221	250,000
Total Long-Term Liabilities	937,221	902,000
Total Liabilities	1,132,143	970,744

Shareholder’s Deficit
Preferred Stock, par value $0.00001, 5,000,000 shares authorized, and 0 shares issued and outstanding as of December 31, 2021 and December 31, 2020.
Common Stock, par value $0.00001, 10,000,000 shares authorized, and 7,000,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020.	70	70
Accumulated Deficit	(845,958)	(476,825)
Accumulated other comprehensive income (loss), net of tax:	-	-
Foreign currency adjustment	(42,711)	(41,782)
Total Shareholder’s Deficit	(888,599)	(518,537)
TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$243,544	$452,207

See accompanying notes to the financial statements

Creci, Inc.

Statements of Operations
for the Six-Month Periods Ended June 30, 2022 and June 30, 2021
(Unaudited)

	June 30, 2022	June 30, 2021
INCOME
Interest Income - Related Party	-	9,000
Interest Income	4,842	-
TOTAL INCOME	4,842	9,000

OPERATING EXPENSES
Advertising and Promotion	30,365	1,446
Computer and Internet Expenses	18,383	2,714
Professional Fees	57,334	15,525
Software Development Expenses	-	-
Interest Expense	16,300	9,217
Other Expenses	22,457	2,985
Provision for Loan Losses	39,116	-
General and Administrative Expenses	144,313	3,600
TOTAL OPERATING EXPENSES	328,268	35,487

OPERATING LOSS	(323,426)	(26,487)

OTHER INCOME (EXPENSES)
Other Income	363	117
Amortization of Fixed Assets	(4,288)	(2,673)
TOTAL OTHER EXPENSES	(3,925)	(2,556)

NET LOSS	(327,351)	(29,043)

Weighted average common shares outstanding (basic and diluted)	7,000,000	7,000,000
Basic and diluted net loss per share	(0.046764)	(0.004149)

OTHER COMPREHENSIVE LOSS, NET OF TAX:
Foreign currency adjustment	(42,711)	-
Other comprehensive loss	(42,711)	-
Comprehensive loss	$(370,062)	$(29,043)

See accompanying notes to the financial statements

Creci, Inc.

Statements of Stockholder’s Deficit
as of June 30, 2022 and December 31, 2021
(Unaudited)

	Common Stock		Additional		Accumulated Other	Total
	Shares Issued	Cash Paid for Shares	Paid-in Capital	Accumulated Deficit	Comprehensive Loss, net of tax	Stockholder’s Deficit
Balance at January 1, 2021	7,000,000	70	-	(167,743)	-	(167,673)
Net Loss	-	-	-	(309,082)	(41,782)	(350,864)
Balance at December 31, 2021	7,000,000	70	-	(476,825)	(41,782)	(518,537)
Net Loss	-	-	-	(327,351)	-	(327,351)
Comprehensive loss:	-	-	-	-	-	-
Change in foreign currency adjustment, net of taxes		-		-	(42,711)	(42,711)
Balance at June 30, 2022	7,000,000	$70	$-	$(804,176)	$(84,493)	(888,599)

See accompanying notes to the financial statements

Creci, Inc.

Statements of Cash Flows
for the Six-Month Periods Ended June 30, 2021 and June 30, 2020
(Unaudited)

	June 30, 2022	June 30, 2021
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	(370,062)	(29,043)
Adjustments to reconcile Net Loss to Net Cash used in Operating Activities
Amortization	4,288	2,673
Allowance for loan losses	39,116	-
Accounts Receivable - Related Party	(280)	(67,500)
Other Receivable - Related Party	3,000	7,000
Grant Receivable	-	35,000
Other Accounts Receivable	23,545	(1,209)
Accrued Payable and Accrued Liabilities	96,197	10,026
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	165,866	(14,010)
Net Cash Used in Operating Activities	(204,197)	(43,053)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Creci Finance Colombia SAS	-	(325,000)
Software Development Costs	7,267	-
Brand Development	-	(8,150)
Loans Receivable	9,032	-
Loans Receivable - Related Party	-	150,000
Net Cash Used in Investing Activities	16,299	(183,150)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Convertible Notes	25,000	265,000
Notes Payable	10,221	-
Net Cash Provided by Financing Activities	35,221	265,000
Increase in Cash	(152,676)	38,797
Cash, beginning balance	211,744	94,209
Cash, ending balance	$59,068	$133,006

Supplemental Disclosures of Cash Flow Information
Cash Paid for Income Taxes	$-	$-
Cash Paid for Interest Expense	$-	$-

See accompanying notes to the financial statements

Notes to the Unaudited Financial Statements

Note 1. Organization and Nature of Operations

Creci, Inc., a Delaware corporation, (“Creci” or the “Company”) was founded on January 11, 2019. Creci is an early-stage financial technology company that operates an online platform that allows investors to buy the Company’s “Creci Notes,” the proceeds of which Creci then uses to provide loans and other credit products to small businesses in the United States and Latin America that are furthering social impact and sustainability goals as set forth by the United Nations Sustainable Development Goals (“SDGs”). These goals include activities that promote decent work and economic growth, good health, quality education, and affordable and clean energy. The Company also provide small businesses with online tools that allow them to identify, measure, and report their impact statistics so that Creci can profile those statistics to Creci Note investors and other funders. In November 2019, Creci Inc. formed a wholly owned subsidiary in Colombia, Creci Finance Colombia SAS. Colombia is the Company’s first market for its credit products.

Creci pays a 5% annual interest rate on the Creci Notes it issues and uses the funds raised from the sale of the Creci Notes to offer term loans, lines of credit, credit cards, equipment financing, and accounts receivable financing to small businesses. The Company earns revenues from the difference between the interest rate it pays to its noteholders and other lenders and the interest rate it charges on its credit products to small businesses. The difference, or spread, between the rates will constitute the primary component of the Company’s gross profits, before other direct costs of revenues, such as web site costs, customer support costs, and operating expenses.

Creci’s goal is to close the small business credit gap, using technology and the power of the crowd to provide fair, affordable, and transparent funding to underserved small businesses, including women- and minority-owned businesses, that are working to solve some of the world’s most pressing problems. The Company offers Creci Notes in $10.00 increments on a continuous basis directly through its Creci website. The Company offers Creci Note investors higher rates of return on their Creci Note investments than are available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit.

Creci is still in the very early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained, Creci is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of preferred or common stock and/or debt to third parties and related parties, as well as an increase in operating revenues. If Creci cannot raise additional short-term capital, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins enough to sustain operations. If Creci is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned operations, which could harm its business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation

The accompanying consolidated financial statements include the operations of the Company and its wholly-owned subsidiary in Colombia, Creci Finance Colombia SAS. Investments in the foreign subsidiary are accounted for using the equity method. The assets and liabilities of the foreign subsidiaries are included in the Consolidated Balance Sheets. Operating results of the foreign subsidiaries are included in the Consolidated Statements of Operations. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results, which may be material, could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates relating to the valuation of Simple Agreements for Future Equity (“SAFEs”), convertible promissory notes (“convertible notes”), and startup and software development costs associated with establishing the Company.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank headquartered in California, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents at June 30, 2022.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs and convertible notes. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated. SAFEs are considered Level 3 liabilities; however, during the current period there was no change in the carrying value of these liabilities based on management estimates.

In accordance with Accounting Standards Codification (“ASC”) 720, the Company expenses all costs incurred in connection with the startup and organization of the Company.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with ASC 350-40, Internal-Use Software, Creci capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. Capitalized development costs are amortized over the estimated useful life of the software, which is five years.

Amortization of Assets

Other than goodwill and intangible assets with indefinite useful lives, intangible assets are amortized by the straight-line method over their estimated useful lives from the day on which the assets became available for use.

The estimated useful life of each asset is mainly as follows:

Software	4 to 10 years
Sales and service licenses and trademarks	15 to 25 years
Customer Relationships	2 to 15 years
Trade Names	5 to 15 years

The amortization method, estimated useful life, and residual value are reviews at each period end, and amended as necessary.

Simple Agreements for Future Equity (“SAFEs”)

The Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing. These funds have been classified as long-term liabilities (see Note 4). The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board (“FASB”) ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2022, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the terms of the SAFEs, which are with related parties, being similar to the terms of the convertible notes (discussed below) that were transacted in arm’s length transactions with unrelated parties.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i)	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(ii)	the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The discount rate is 80%, and the post-money valuation cap is $2,000,000 for the SAFEs the Company has issued.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Convertible Notes

The Company has issued several convertible notes. These notes are recorded as short-term or long-term liabilities according to their stated maturity dates (see Note 4).

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event (see Note 4). The convertible notes are recorded as long-term liabilities at their face value, which is equivalent to the proceeds received for issuance.

The discount rate is 20%, and the pre-money valuation cap is either $2,000,000 or $4,000,000 for the convertible notes the Company has issued.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the convertible notes remain outstanding, each convertible noteholder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her convertible note investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Stock-Based Compensation

The Company has issued restricted stock units (“RSUs”) to key advisors and third-parties for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. During the periods ending June 30, 2022 and June 30, 2021, respectively, no RSUs met the criteria for vesting (see Note 8).

Revenue Recognition and Cost of Revenues

Creci borrows money from individuals through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans will be governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, will constitute the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, and customer support services.

Creci will use the money it borrows from individuals to loan money to small businesses. The Company earns interests on these loans, which will be the primary source of tis revenues. All such loans to small businesses are governed by signed contracts between the Company and the small businesses. Interest income is recorded based on the terms of the loan agreement with each small business. Interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with the amortization schedule or the terms of interest payment under each loan agreement, the Company will cease recording revenue until such time that the interest is collected.

Creci receives grants from foundations and other institutions. The company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied.

Advertising and Promotion

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were $30,365 and $1,446 for the six-month periods ended June 30, 2022 and June 30, 2021, respectively.

General and Administrative

The Company expenses general and administrative costs as incurred. General and administrative expensed were $144,313 and $3,600 for the six-month periods ended June 30, 2022 and June 30, 2021, respectively. The increase was driven by an expansion of our business operations in light of our Regulation A+ offering qualification.

 Income Taxes

The Company accounts for income taxes in accordance with ASC Section 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to income taxes in the United States Federal jurisdiction, was subject to taxes in Florida, and may be subject to taxes in other states, including Florida or Delaware, in the future. The Company recognizes interest and penalty accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented. The Company has a subsidiary in Colombia that has started operations and that has filed income taxes in that country. Therefore, the Company evaluated the possibility of recording valuation provisions against any deferred tax asset for that entity based on the “more likely than not” criterion of Topic 740.

Note 3. Risks and Uncertainties

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of small businesses. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had many loans outstanding.

Foreign Credit

Creci currently makes loans to small businesses in Colombia and intends to make loans to small businesses in other countries in Latin America and in the United States. Loans made to Latin American small businesses involve risks including: (i) multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, employment laws, regulatory requirements and other governmental approvals, permits and licenses; (ii) complexities associated with managing multiple payment processing methods; (iii) natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, protests, boycotts, curtailment of trade and other market restrictions; (iv) exchange-rate risk, and (iv) regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) and comparable laws and regulations in other countries.

Loans made in the Company’s first market, Colombia, are subject to risks such as economic instability. Economic instability in Colombia, and in other Latin American and emerging market countries, has been caused by many different factors, including the following: high interest rates; changes in currency values; high levels of inflation; exchange controls; wage and price controls; changes in economic or tax policies; the imposition of trade barriers; and internal security issues. Emerging-market operations generally pose a greater degree of risk than operations in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States or the European Union, could have a material adverse impact on Colombia’s economic growth and on its small businesses. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investments is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments occurring in other emerging market countries. There can be no assurance that any crises such as those described above or similar events will not negatively affect the principal countries in Latin America, including Colombia, and thus the Company’s operations.

COVID 19

In January 2020, the World Health Organization declared the coronavirus “COVID-19” outbreak a “Public Health Emergency of International Concern.” In March 2020, it declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates and plans to operate.

Other Risks and Uncertainties

The Company’s business could be impacted by continuing price pressure on its operating costs, acceptance of its products or services in the marketplace, new competitors, changing federal and/or state legislation, new technologies and other factors. Adverse changes in these areas could negatively impact the Company’s financial position, results of operations and cash flows.

Note 4. Long-Term Liabilities

As of June 30, 2022, the Company had issued:

●	SAFEs in exchange for $250,000 cash financing. The SAFEs have a discount rate of 20% and a post-money valuation cap of $2,000,000.

●	Convertible Notes in exchange for $677,000 cash financing, $222,000 of which have a discount rate of 20% and a pre-money valuation cap of $2,000,000; and $455,000 of which have a discount rate of 20% and a pre-money valuation cap of $4,000,000.

As of June 30, 2022, there has not been any priced preferred stock round of financing that would trigger a conversion of the SAFE or convertible note funds to preferred stock.

The following tables provides a detail of the above transactions:

Date of Instrument	Type	Amount	Interest Rate (Accrued)	Valuation Cap	Discount	Converts to
5/18/2019	Post-Money SAFE	$130,000	0%	2,000,000	20%	Preferred
6/24/2019	Post-Money SAFE	120,000	0%	2,000,000	20%	Preferred
Total SAFEs		250,000

12/13/2019	Convertible Note	15,000	5%	2,000,000	20%	Preferred
2019 Total		15,000

5/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
5/29/2020	Convertible Note	25,000	5%	2,000,000	20%	Preferred
6/2/2020	Convertible Note	50,000	5%	2,000,000	20%	Preferred
6/9/2020	Convertible Note	15,000	5%	2,000,000	20%	Preferred
6/18/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
6/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
7/13/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
7/22/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
8/17/2020	Convertible Note	17,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
2020 Total		207,000

3/1/2021	Convertible Note	175,000	5%	2,000,000	20%	Preferred
5/1/2021	Convertible Note	45,000	5%	2,000,000	20%	Preferred
5/1/2021	Convertible Note	45,000	5%	2,000,000	20%	Preferred
10/8/2021	Convertible Note	50,000	5%	2,000,000	20%	Preferred
11/4/2021	Convertible Note	25,000	5%	2,000,000	20%	Preferred
11/9/2021	Convertible Note	40,000	5%	2,000,000	20%	Preferred
11/11/2021	Convertible Note	20,000	5%	2,000,000	20%	Preferred
11/12/2021	Convertible Note	10,000	5%	2,000,000	20%	Preferred
11/15/2021	Convertible Note	20,000	5%	2,000,000	20%	Preferred
2021 Total		430,000

4/1/2022	Convertible Note	25,000	5%	2,000,000	20%	Preferred
2021 Total		25,000

Total Convertible Notes		677,000
Total SAFEs and Convertible Notes		$927,000

Note 5. Accrued Liabilities

Accrued liabilities represent expenses incurred, but not yet invoiced or paid. The Company’s accrued liabilities consists primarily of deferred interest due to convertible noteholders. The deferred amounts will be paid by the Company, in the future, upon certain conditions, as agreed upon by the Company and convertible noteholders.

Note 6. Commitments and Contingencies

Litigation

The Company is not currently involved with, and does not know of any pending or threatened litigation against the Company or any of its officers.

Note 7. Related Party Transactions

As of June 30, 2022, the Company issued $250,000 in SAFES to related parties controlled by the Company’s CEO; issued $265,000 in convertible notes to related parties controlled by the Company’s co-founders; and made a $150,000 loan to a related party controlled by the Company’s CEO to originate loans in Colombia.

Creci’s CEO initially developed the idea and business model described above through a pre-existing United States entity, Mentel LLC, and its wholly owned subsidiary in Colombia, Mentel Colombia SAS. Certain expenses and organizational costs were incurred by the Mentel LLC and Mentel Colombia SAS related parties for the formation of the Company, and such costs were then allocated and expensed to the Company after formation.

Note 8. Equity

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon inception, 7,000,000 shares of Common Stock were issued to a Company co-founder. As of June 30, 2021, 7,000,000 shares of Common Stock are issued and outstanding, all of which are held by a Company co-founder.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock, each having a par value of $0.00001. As of December 31, 2020, the company has not issued any Preferred Stock.

Stock-Based Compensation

Creci may grant unrestricted and restricted stock awards (“RSAs”), restricted stock options (“RSOs”), or restricted stock units (“RSUs”) to employees, executives, directors, advisors, consultants, and third-parties who perform services for the company. The Company has issued only RSUs as of June 30, 2022.

RSUs issued through June 30, 2022 generally follow three time-based vesting schedules, as follows. In the first schedule, 10% of the award vests six months from the vesting commencement date, and 1.66% vests monthly thereafter. In the second schedule, 12.5% of the award vests six months from the vesting commencement date, and 2.08% vests monthly thereafter. In the third schedule, 12.5% of the award vests three months from the vesting commencement date, and 4.16% vests monthly thereafter. All vesting schedules are conditioned on the grantee continuing to provide services to Company through each vesting date.

The RSUs are also subject to performance-based vesting, and will only satisfy this requirement on the first of the following to occur: (i) a change in the ownership or effective control of the Company, or (ii) a change in the ownership of a substantial portion of the assets of the Company, all within the meaning of Section 409A and the rules and regulations promulgated thereunder.

As of June 30, 2022, 3,000,000 were authorized to be issued and 2,635,000 RSUs had been issued and were outstanding. In the six-month period ended June 30, 2022, the Company did not issue and RSUs and 235,000 RSUs were forfeited. For the year ended December 31, 2021, the Company issued 2,025,000 RSUs and 25,000 RSUs were forfeited.

A summary of RSUs as of June 30, 2022 and December 31, 2021, is as follows:

Restricted Stock Units

	June 30, 2022	December 31, 2021
Issued	-	2,025,000
Outstanding	2,630,000	2,865,000
Forfeited	235,000	25,000

The estimated fair market value for the RSUs were determined by reference to valuations of the common stock conducted by unrelated, third parties on various dates. A summary of the value of unvested RSUs is as follows:

	Unvested Restricted Stock Units
	Number of Shares	Weighted-Average Grant-Date Fair Value	Deferred Tax Benefit
Unvested as of December 31, 2021	2,865,000	$24,435	$5,131
Granted	-	-	-
Vested	-	-	-
Forfeited	235,000	4,289	(901)
Unvested as of June 30, 2022	2,630,000	$20,146	$4,230

The company recognizes RSUs forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

Note 9. Taxes

The components of the Company’s deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Deferred Tax Assets:
Net Operating Loss Carryover	$888,599	$518,537
Temporary Differences	4,230	5,131
Valuation Allowances	(892,830)	(523,668)
Net Deferred Tax Asset	$-	$-

Based on federal tax returns filed, or to be filed, through June 30, 2022, the Company had available approximately $892,830 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2040 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and has filed tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company will evaluate the need to record valuation allowances against any deferred tax assets for that entity based on the “more likely than not” criteria of Topic 740.

Note 10. Subsequent Events

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 28, 2022, the issuance date of these consolidated financial statements. There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

Item 4. Exhibits.

Number	Description of Exhibit
2.1*	Bylaws of the Company
2.2*	Certificate of Incorporation
3.1*	Form of SAFEs
3.2*	Form of Convertible Notes Pre-Seed 2019-2020
3.3*	Form of Convertible Notes Pre-Seed 2021-2022
3.3*	Form of Restricted Stock Unit Agreement
4.1*	Form of Creci Note
4.2*	Form of Creci Investor Agreement
4.3*	Form of Creci Auto-Invest Program Authorization
6.1*	Agreement to Acquire Portfolio and Other Assets of Mentel Colombia SAS

*	Previously Filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creci Inc.

By:	/s/ Andres Idarraga
Chief Executive Officer Date: September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on the dates indicated.

/s/ Andres Idarraga
Director, Chief Executive Officer Date: September 28, 2022

/s/ Pravin Rodrigues
Director, Chief Operating Officer Date: September 28, 2022